SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

North Mountain Merger Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

661204107
(CUSIP Number)

December 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 661204107	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Kepos Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 616,794
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 616,794
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 661204107	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Mark Carhart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 616,794
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 616,794
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 661204107	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is North Mountain Merger Corp. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 767 Fifth Avenue, 9th Floor, New York, NY 10153.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Kepos Capital LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to certain funds and accounts (the "Kepos Funds"), with respect to the shares of Class A Common Stock (as defined in Item 2(d) below) directly held by the Kepos Funds; and

(ii)	Mr. Mark Carhart ("Mr. Carhart"), the managing member of Kepos Capital GP LLC, the general partner of the Investment Manager, with respect to the shares of Class A Common Stock directly held by the Kepos Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 11 Times Square, 35th Floor, New York, New York 10036.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership. Mr. Carhart is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER:

661204107

CUSIP No. 661204107	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 13,225,000 shares of Class A Common Stock outstanding as of December 20, 2021 as reported in Amendment No. 2 to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on December 22, 2021.

CUSIP No. 661204107	13G/A	Page 6 of 7 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. The Kepos Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 661204107	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 4, 2022

KEPOS CAPITAL LP

By:	/s/ Simon Raykher
Name: Simon Raykher
Title: General Counsel

/s/ Mark Carhart
MARK CARHART